

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2003**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number **1-8841**

**Employee Thrift and Retirement Savings Plan for
Bargaining Unit Employees of Florida Power & Light Company ***
(Full title of the plan)

FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

**700 Universe Boulevard
Juno Beach, Florida 33408**
(Address of principal executive office)

* Effective January 1, 2004, the plan name was changed to FPL Group Bargaining Unit Employee Thrift Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Employee Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
June 24, 2004

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 31, | |
	2003	2002
ASSETS		
Accrued interest receivable - Leveraged ESOP Account	$ 92	$ 123
General investments	219,473,163	164,336,626
Investment in Master Trust	293,423,939	276,611,556
Employer securities – Leveraged ESOP	110,180,322	110,794,434
Total assets	623,077,516	551,742,739
LIABILITIES		
Interest payable - Leveraged ESOP Account	231,164	248,771
Acquisition indebtedness of Leveraged ESOP	71,567,773	77,018,773
Total liabilities	71,798,937	77,267,544
NET ASSETS AVAILABLE FOR BENEFITS	$ 551,278,579	$ 474,475,195

The accompanying Notes to Financial Statements are an integral part of these statements.

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003	
ADDITIONS		
Contributions:		
Received from Participants	$ 19,970,851	
Noncash contributions (from employer)	7,114,501	
Total contributions		$ 27,085,352
Earnings on investments:		
Interest:		
Interest-bearing cash	55,419	
Other loans (Participant loans)	985,432	
Total interest		1,040,851
Net appreciation in fair value of investments:		
Investment in Master Trust	30,343,613	
General investments	37,672,614	
Total net appreciation in fair value of investments		68,016,227
Total		96,142,430
DEDUCTIONS		
Benefit payments to Participants or beneficiaries		22,832,340
Corrective distributions		311
Deemed distributions of Participant loans		20,605
Administrative expenses		78,502
Total		22,931,758
NET INCREASE		73,210,672
TRANSFERS		
Transfers from the Plan - net	(1,261,752)	
Effect of current year Leveraged ESOP activity	4,854,464	
Total transfers to the Plan - net		3,592,712
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		474,475,195
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		$ 551,278,579

The accompanying Notes to Financial Statements are an integral part of these statements.

**EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2003**

1. Description of the Plan and Significant Accounting Policies

The Plan

The following description of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan, the FPL Group Employee Thrift Plan (Group Plan) and the FPL Energy Operating Services, Inc. Employee Thrift Plan (FPL Energy OSI Plan). Effective December 31, 2003, the FPL Energy OSI Plan was merged into the Group Plan. Effective January 1, 2004, the Plan's name was changed to FPL Group Bargaining Unit Employee Thrift Plan.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The portion of the Plan investing in common stock (Common Stock) of FPL Group, Inc. (FPL Group or Company) has been designated as an employee stock ownership plan. Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL), FPL Energy Maine Operating Services, LLC (FPL Energy Maine), or FPL Energy Seabrook, LLC (Seabrook) whose compensation is established under a collective bargaining agreement between FPL or FPL Energy Maine and its respective unit of the International Brotherhood of Electrical Workers AFL-CIO or between Seabrook and The Utility Workers Union of America (collectively, Bargaining Unit). Bargaining Unit employees are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until they are distributed from the Plan. Under current tax law, the annual limitation on Pretax Contributions for the 2003 plan year was increased to $12,000 and will increase an additional $1,000 each year through 2006. In addition, individuals age 50 or older who contributed the maximum allowable under the Plan had the option of contributing up to an additional $2,000 in Pretax Contributions for 2003. This catch-up amount increases an additional $1,000 for each year between 2004 and 2006.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in Common Stock. Pursuant to the Leveraged ESOP, the Trust purchased Common Stock from FPL Group using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Participant's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

During 2003, the Plan had in place a Dividend Payout Program which enabled Participants to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP do not qualify under this program. The options available to Participants included reinvestment of dividends in Common Stock, distribution of dividends in cash, or a partial distribution with the balance reinvested in Common Stock.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan allows for pretax and after-tax contributions by eligible employees in whole percentages from 1% to 20% of their "earnings," as defined in the Plan (Earnings), which is matched in part by the Company with shares of Common Stock. Except for Seabrook bargaining unit employees, for pretax or after-tax contributions, the Company match is 100% on the first 3% of a Participant's Earnings, 50% on the next 3% and 25% on the next 1%. Contributions are subject to certain limitations. As of December 1, 2003, Seabrook bargaining unit employees can elect to contribute up to a combined pretax and after-tax maximum of 50% of their Earnings. Prior to April 1, 2003, Seabrook bargaining unit employees received Company matching contributions of 100% on the first 3% of Earnings contributed on a pretax basis. Effective April 1, 2003, after-tax contributions were also included for purposes of calculating Company match for a combined pretax and after-tax contribution of up to 3% of Earnings.

The value of a Participant's contributions (including all income, gains and losses) is at all times 100% vested. For bargaining unit employees of FPL Energy Maine, Company matching contributions are fully vested upon attaining six months of service. For bargaining unit employees of Seabrook, Company matching contributions are fully vested immediately after completing one full month of service. For all others, Company matching contributions vest at a rate of 20% each year and are fully vested upon a

Participant attaining five years of service. An employee may also receive vesting credit for prior years of service with FPL Group or any of its subsidiaries.

The Plan's investment options include fourteen core funds, as well as a "window" containing a wide variety of mutual funds. The core funds are comprised of eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short-and long-term investment contracts, a small-capitalization equity index fund and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of investment options providing various combinations of stocks and fixed income investments.

The Plan allows Participants, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Participant contributions from one investment option to another. At December 31, 2003, the number of Participants contributing to the Plan was 3,487. Company contributions are primarily made from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation may be used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Participant who has attained at least the age of 50 and completed five years of service will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock. FPL contributions made on behalf of business managers and others employed by FPL's bargaining unit and serving on FPL property while on a leave of absence from FPL will be reimbursed by FPL's bargaining unit.

A Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Participant's account, whichever is less. The vested portion of a Participant's account will be pledged as security for the loan. The annual rate of interest for loans is determined taking into account the prime rate at the time of origination. The interest rate for Participant loans is fixed and ranged from 4.00% to 9.75% for loans outstanding at December 31, 2003.

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Participant's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and either the Group Plan or, prior to December 31, 2003, the FPL Energy OSI Plan. The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit status while employed by FPL, FPL Energy Maine or Seabrook.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Participants is recognized when earned. Contributions by Participants and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Participants are recorded when paid. Certain amounts included in the 2002 statement of net assets available for benefits have been reclassified to conform to the 2003 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Included in general investments and investment in Master Trust are shares of registered investment companies valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at its quoted market price. Loans to Participants are valued at cost, which approximates fair value. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility, which could result in changes in the value of such securities.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under

the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2003, the contract value and fair value of investment contracts were $91,749,000 and $93,359,000, respectively. At December 31, 2002, the contract value and fair value of investment contracts were $82,652,000 and $85,980,000, respectively. The average yield for the portfolio of investment contracts was 4.38% and 4.91% for 2003 and 2002, respectively. The crediting interest rate at December 31, 2003 and 2002 was 3.80% and 4.96%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero. See Note 8.

2. Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan, the Group Plan and the FPL Energy OSI Plan. The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative end-of-year net assets. Due to the FPL Energy OSI Plan's merger into the Group Plan on December 31, 2003, the income effects of the Leveraged ESOP Account for 2003 were allocated based on the net assets immediately prior to the merger. The income effects were allocated 69.9%, 28.8% and 1.3% to the Group Plan, the Plan and the FPL Energy OSI Plan, respectively. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the statements of net assets available for benefits, but are not available for, or the obligation of, Plan Participants. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Participants under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated through year end are included in the investment in Master Trust amount on the statements of net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the leveraged ESOP account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a reallocation of the Leveraged ESOP Account. The value of the shares allocated to accounts of participants under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The effect of 2003 Leveraged ESOP activity on net assets is included in transfers in the financial statements of each plan. Allocation of shares to the plans is presented as noncash contributions in the financial statements of each plan.

	Total Leveraged ESOP Account	The Group Plan	The Plan	The FPL Energy OSI Plan
Allocation percentage	100.0%	71.2%	28.8%	
Accrued interest	$ 320	$ 228	$ 92	
Employer securities	382,700,786	272,520,464	110,180,322	
Total assets	382,701,106	272,520,692	110,180,414	
Interest payable	802,926	571,762	231,164	
Acquisition indebtedness	248,583,800	177,016,027	71,567,773	
Total liabilities	249,386,726	177,587,789	71,798,937	
Net assets at December 31, 2003	$ 133,314,380	$ 94,932,903	$ 38,381,477	
Contributions received from employer	$ 21,822,132			
Interest income	1,365			
Dividends	14,696,314			
Net appreciation in fair value of investments	31,840,686			
Total	68,360,497			
Interest expense	25,416,844			
Net income	42,943,653	$ 30,030,198	$ 12,363,564	$ 549,891
Allocation of shares to plans	(26,331,025)	(17,293,654)	(7,114,501)	(1,922,870)
Reallocation of Leveraged ESOP	-	(60,404)	(394,599)	455,003
Effect of current year Leveraged ESOP activity on net assets	16,612,628	12,676,140	4,854,464	(917,976)
Net assets at December 31, 2002	116,701,752	82,256,763	33,527,013	917,976
Net assets at December 31, 2003	$ 133,314,380	$ 94,932,903	$ 38,381,477	$ -

3. Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan, the Group Plan and the FPL Energy OSI Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness is currently scheduled to mature in 2018, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of participants under the plans, along with cash contributions from FPL Group. For those dividends on shares allocated to accounts of participants under the plans used to repay the loan, additional shares, equal in value to those dividends, will be allocated to accounts of participants under the plans. In 2003, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the plans totaled approximately $14,696,000 and $8,465,000, respectively. Cash contributed in 2003 by FPL Group for the debt service shortfall totaled approximately $21,822,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of participants under the plans for debt service. During 2003, 563,804 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2004 - $5,604,000; 2005 - $6,200,000; 2006 - $8,408,000; 2007 - $9,645,600; 2008 - $11,130,500 and thereafter - $207,595,700.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4. Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 2003, all Company contributions were made in Common Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Participants' accounts are reinvested in Common Stock for the benefit of its Participants pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

Certain Plan investments are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

5. Investments

Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

	December 31,	
	2003	2002
FPL Managed Income Fund	$ 86,368,075	$ 79,758,143
Spartan U.S. Equity Index Fund	43,285,501	35,703,208
Fidelity Magellan Fund	38,308,477	32,711,815
Fidelity OTC Portfolio	29,582,792	22,799,668
FPL Group Stock Fund [1]	98,485,866	99,621,087
FPL Group Stock LESOP Fund [2]	66,031,265	59,087,112

[1] Includes short-term investments of $4,202, and $344,344 at December 31, 2003 and 2002, respectively, to provide liquidity.
[2] Represents Company matching contributions in Common Stock which are nonparticipant-directed investments of the Plan. Includes short-term investments of $467,109 and $455,263 at December 31, 2003 and 2002, respectively, to provide liquidity.

6. Income Taxes

In August 2001, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code. The Plan has been amended since receiving the determination letter; the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the

requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Common Stock distributed directly to Participants. Participants are given the option to receive dividend distributions in cash in compliance with 2002 tax law changes; all dividends earned by Participants are deductible by FPL Group.

Company contributions to the Plan on a Participant's behalf, the Participant's Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company contributions, Pretax Contributions, and earnings from investments are distributed or withdrawn. A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7. Expenses

Certain fees, such as investment management fees, are paid by Plan Participants. Trustee's fees and expenses are paid primarily with amounts contained in the forfeiture accounts of the Trust and are reflected in the financial statements as administrative expenses. Any fees and expenses exceeding the amount paid from the forfeiture accounts are paid by FPL Group (which may charge each company whose employees participate under the Plan its allocated share) and, therefore, are not reflected in the financial statements.

8. Master Trust

A portion of the Plan's investments are in a master trust (Master Trust) which was established for the investment of assets of the Plan, the Group Plan and the FPL Energy OSI Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The assets, income and expenses are allocated among the participating plans in proportion to the fair value of the net assets invested in each plan.

A summary of participating interest in and financial statements for the Master Trust follows.

	Percent of Interest in Master Trust December 31,	
	2003	2002
FPL MANAGED INCOME PORTFOLIO		
FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	74.7%	74.8%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	25.3%	25.0%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	0.2%
CONSERVATIVE INVESTMENT STRATEGY		
FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	80.8%	80.4%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	19.2%	18.2%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	1.4%
MODERATE GROWTH INVESTMENT STRATEGY		
FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	76.8%	75.8%

	Percent of Interest in Master Trust December 31,	
	2003	2002
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	23.2%	23.9%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	0.3%
LONG-TERM GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	74.4%	71.7%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	25.6%	28.1%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	0.2%
FPL GROUP STOCK FUND FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	66.6%	66.2%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	33.4%	33.5%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	0.3%
FPL GROUP STOCK LESOP FUND FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	72.4%	71.2%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	27.6%	27.9%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	0.9%

FPL MANAGED INCOME PORTFOLIO

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2003	2002
ASSETS		
General investments:		
Value of unallocated insurance and financial institution contracts	$ 341,611,464	$ 324,025,276
Total	341,611,464	324,025,276
LIABILITIES	-	4,850,145
NET ASSETS AVAILABLE FOR BENEFITS	$ 341,611,464	$ 319,175,131

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003
ADDITIONS	
Contributions received from Participants	$ 10,308,567
Earnings on investments:	
Interest	14,130,701
Total	24,439,268
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	25,935,320
Account maintenance fees	6,116
Total	25,941,436
NET DECREASE	(1,502,168)
TRANSFERS	
Transfers into fund	508,228,288
Transfers out of fund	(484,289,787)
Net transfers	23,938,501
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	319,175,131
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003	$ 341,611,464

CONSERVATIVE INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2003	2002
ASSETS		
Receivables:		
Income	$ 54,565	$ 59,243
Other	26,143	51
Total receivables	80,708	59,294
General investments:		
Value of unallocated insurance and financial institution contracts	9,658,896	9,458,818
Mutual funds	9,811,633	9,000,545
Total general investments	19,470,529	18,459,363
Total	19,551,237	18,518,657
LIABILITIES	52,316	142,999
NET ASSETS AVAILABLE FOR BENEFITS	$ 19,498,921	$ 18,375,658

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003
ADDITIONS	
Contributions received from Participants	$ 904,663
Earnings on investments:	
Interest	382,335
Dividends	303,007
Net appreciation in fair value of investments	1,261,239
Total	2,851,244
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	1,847,820
Account maintenance fees	543
Total	1,848,363
NET INCREASE	1,002,881
TRANSFERS	
Transfers into fund	4,314,612
Transfers out of fund	(4,194,230)
Net transfers	120,382
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	18,375,658
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003	$ 19,498,921

MODERATE GROWTH INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2003	2002
ASSETS		
Receivables:		
Income	$ 132,824	$ 128,524
Other	144,781	605
Total receivables	277,605	129,129
General investments:		
Value of unallocated insurance and financial institution contracts	17,692,382	16,440,242
Mutual funds	56,186,759	47,306,187
Total general investments	73,879,141	63,746,429
Total	74,156,746	63,875,558
LIABILITIES	8,329	246,084
NET ASSETS AVAILABLE FOR BENEFITS	$ 74,148,417	$ 63,629,474

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003
ADDITIONS	
Contributions received from Participants	$ 3,549,642
Earnings on investments:	
Interest	687,584
Dividends	1,281,532
Net appreciation in fair value of investments	8,813,751
Total	14,332,509
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	4,633,606
Account maintenance fees	2,741
Total	4,636,347
NET INCREASE	9,696,162
TRANSFERS	
Transfers into fund	10,719,607
Transfers out of fund	(9,896,826)
Net transfers	822,781
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	63,629,474
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003	$ 74,148,417

LONG-TERM GROWTH INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2003	2002
ASSETS		
Receivables:		
Income	$ 76,151	$ 69,181
Other	250,216	14,516
Total receivables	326,367	83,697
General investments:		
Value of unallocated insurance and financial institution contracts	8,100,835	7,246,428
Mutual funds	76,090,215	62,493,918
Total general investments	84,191,050	69,740,346
Total	84,517,417	69,824,043
LIABILITIES	-	114,960
NET ASSETS AVAILABLE FOR BENEFITS	$ 84,517,417	$ 69,709,083

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003
ADDITIONS	
Contributions received from Participants	$ 5,128,024
Earnings on investments:	
Interest	289,660
Dividends	1,365,472
Net appreciation in fair value of investments	15,288,010
Total	22,071,166
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	4,333,819
Account maintenance fees	4,013
Total	4,337,832
NET INCREASE	17,733,334
TRANSFERS	
Transfers into fund	7,800,614
Transfers out of fund	(10,725,614)
Net transfers	(2,925,000)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	69,709,083
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003	$ 84,517,417

FPL GROUP STOCK FUND

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2003	2002
ASSETS		
Receivables:		
Income	$ 69	$ 1,758
Other	2,533,625	2,025,302
Total receivables	2,533,694	2,027,060
General investments:		
Money market	12,590	1,028,685
Employer securities	295,610,784	294,932,634
Total	298,157,068	297,988,379
LIABILITIES	3,100,168	300,777
NET ASSETS AVAILABLE FOR BENEFITS	$ 295,056,900	$ 297,687,602

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003
ADDITIONS	
Contributions received from Participants	$ 5,773,753
Earnings on investments:	
Interest	11,169
Dividends	11,451,345
Net appreciation in fair value of investments	25,627,988
Total	42,864,255
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	14,691,566
Account maintenance fees	18,598
Total	14,710,164
NET INCREASE	28,154,091
TRANSFERS	
Transfers into fund	100,227,235
Transfers out of fund	(131,012,028)
Net transfers	(30,784,793)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	297,687,602
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003	$ 295,056,900

**FPL GROUP STOCK LESOP FUND
(nonparticipant-directed)**

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2003	2002
ASSETS		
Receivables:		
Income	$ 1,641	$ 1,857
Other	1,574,455	424,822
Total receivables	1,576,096	426,679
General investments:		
Money market	1,692,161	1,630,356
Employer securities	236,137,546	209,630,859
Total	239,405,803	211,687,894
LIABILITIES	220,791	69,480
NET ASSETS AVAILABLE FOR BENEFITS	$ 239,185,012	$ 211,618,414

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003
ADDITIONS	
Contributions received from Participants	$ 26,331,025
Earnings on investments:	
Interest	21,351
Dividends	8,465,198
Net appreciation in fair value of investments	37,169,695
Total	71,987,269
DEDUCTIONS	
Benefit payments to Participants or beneficiaries	10,840,938
Account maintenance fees	24,648
Total	10,865,586
NET INCREASE	61,121,683
TRANSFERS	
Transfers into fund	8,544,455
Transfers out of fund	(42,099,540)
Net transfers	(33,555,085)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002	211,618,414
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003	$ 239,185,012

FPL GROUP, INC. - EIN 59-2449419
EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES OF
FLORIDA POWER & LIGHT COMPANY

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

FUND NAME	UNITS/SHARES 12/31/03	PRICE 12/31/03	HISTORICAL COST	MARKET VALUE 12/31/03
AIM BALANCED A	343.709	$22.93	$7,410.01	$8,224.96
AIM BLUE CHIP A	3921.205	$11.20	$40,464.75	$43,917.49
AIM CONSTELLATION A	2895.831	$21.51	$55,931.49	$62,289.32
AIM GLOBAL AGGR GRTH	1907.287	$15.37	$25,512.14	$29,315.00
AIM PREM EQUITY A	8262.622	$9.38	$76,768.52	$77,503.39
AIM WEINGARTEN A	662.019	$12.08	$6,876.71	$7,997.19
ALGER CAP APPREC I	22226.421	$11.33	$279,644.61	$251,825.35
ALGER MIDCAP GRTH I	37094.081	$15.28	$506,235.66	$566,797.56
ALGER SMALL CAP I	403.862	$15.55	$6,044.57	$6,280.05
AMR BALANCED PA	23.978	$12.89	$292.43	$309.08
AMR LARGE CAP VAL PA	863.033	$16.22	$10,477.82	$13,998.40
AMR SH TERM BOND PA	284.469	$9.32	$2,680.31	$2,651.25
ARIEL APPRECIATION	35622.678	$43.30	$1,314,771.55	$1,542,461.95
ARIEL FUND	15808.445	$45.12	$599,508.38	$713,277.04
ARIEL PREM BOND INV	2978.79	$10.37	$30,827.88	$30,890.05
BARON ASSET FUND	3093.738	$43.83	$125,244.41	$135,598.54
BARON GROWTH	13786.474	$35.44	$431,599.63	$488,592.65
BGI RUSSELL 2000 K	72168.602	$9.94	$601,657.30	$717,355.90
BRANDYWINE FUND	485318.645	$24.03	$14,110,444.38	$11,662,207.04
CALVERT NEWVIS SM CP	3897.971	$19.03	$64,431.91	$74,178.39
CS CAP APPREC COM	43.708	$15.31	$724.81	$669.17
CS EMERGING GRTH COM	318.383	$27.40	$8,236.78	$8,723.69
CS GLOBAL FX INC COM	3096.282	$10.10	$30,902.04	$31,272.45
CS SMALL CAP VAL COM	4981.219	$20.54	$97,987.75	$102,314.24
DOMINI SOCIAL EQUITY	1412.251	$27.31	$37,796.07	$38,568.57
DREY FNDRS BALNCED F	111.33	$7.88	$820.90	$877.28
DREY FNDRS DISCVRY F	2213.2	$25.98	$59,484.16	$57,498.94
DREY FNDRS G & I F	1875.665	$4.57	$8,181.26	$8,571.79
DREY FNDRS GROWTH F	639.857	$9.83	$5,898.89	$6,289.79
DREY FNDRS MC GRTH F	1857.316	$3.58	$5,937.72	$6,649.19
DREY FNDRS WW GRTH F	13.049	$11.41	$127.37	$148.89
FID AGGRESSIVE INT'L *	5194.927	$15.21	$66,441.19	$79,014.84
FID ASSET MANAGER *	7535.606	$15.76	$111,004.71	$118,761.15
FID ASSET MGR AGGRES *	11097.352	$10.24	$104,103.66	$113,636.89
FID ASSET MGR GROWTH *	1568.168	$14.28	$21,843.90	$22,393.44
FID ASSET MGR INCOME *	3895.427	$12.15	$42,539.56	$47,329.44
FID FREEDOM 2000 *	464.81	$11.78	$5,452.09	$5,475.46
FID FREEDOM 2010 *	24192.624	$13.02	$301,269.18	$314,987.97
FID FREEDOM 2020 *	27096.734	$13.02	$324,750.37	$352,799.48
FID FREEDOM 2030 *	4111.984	$12.95	$47,759.13	$53,250.20
FID FREEDOM 2040 *	1546.78	$7.56	$10,216.83	$11,693.66
FID FREEDOM INCOME *	63.754	$11.09	$688.06	$707.03
FID INDEPENDENCE FD *	70.174	$16.06	$1,033.70	$1,126.99
FID INST SH-INT GOVT *	5558.31	$9.76	$54,157.12	$54,249.11
FID REAL ESTATE INVS *	37938.288	$23.71	$782,918.39	$899,516.80
FID SM CAP INDEPEND *	7054.11	$17.94	$107,985.76	$126,550.73
FIDELITY AGGR GROWTH *	28018.252	$14.93	$390,037.32	$418,312.50
FIDELITY BALANCED *	27532.949	$16.75	$407,895.68	$461,176.89
FIDELITY BLUE CHIP *	8614.99	$39.63	$317,061.92	$341,412.06
FIDELITY CANADA *	5183.416	$27.39	$126,033.78	$141,973.76
FIDELITY CAP & INC *	45587.277	$8.06	$341,622.19	$367,433.46
FIDELITY CAP APPREC *	28571.529	$24.51	$633,835.97	$700,288.17
FIDELITY CONV SEC *	10503.151	$20.17	$195,324.35	$211,848.56
FIDELITY DISC EQUITY *	5433.197	$22.74	$112,985.80	$123,550.90
FIDELITY DISCOVERY *	3136.676	$10.34	$28,456.47	$32,433.23
FIDELITY DIVD GROWTH *	55996.593	$27.30	$1,445,858.68	$1,528,706.98
FIDELITY DIVERS INTL *	10576.573	$24.12	$217,260.78	$255,106.94
FIDELITY EMERG MRKTS *	11997.029	$10.61	$97,556.97	$127,288.47
FIDELITY EQ INC II *	12869.029	$22.78	$262,882.24	$293,156.49
FIDELITY EQUITY INC *	12198.43	$49.75	$532,684.24	$606,871.89
FIDELITY EUR CAP APP *	1046.759	$18.70	$17,130.67	$19,574.39
FIDELITY EUROPE *	1866.561	$26.62	$44,504.66	$49,687.85
FIDELITY EXP & MULTI *	17547.399	$18.16	$280,589.31	$318,660.77
FIDELITY FIFTY *	27905.866	$19.28	$479,276.45	$538,025.10
FIDELITY FUND *	3191.227	$28.08	$83,825.47	$89,609.65
FIDELITY GINNIE MAE *	210199.606	$11.08	$2,355,683.49	$2,329,011.63
FIDELITY GLOBAL BAL *	3907.011	$18.87	$69,976.55	$73,725.29
FIDELITY GOVT INCOME *	307205.082	$10.22	$3,205,176.87	$3,139,676.82
FIDELITY GR & INC II *	18381.56	$9.27	$157,627.78	$170,397.06
FIDELITY GROWTH CO *	19312.505	$50.07	$872,468.77	$966,977.12
FIDELITY HIGH INCOME *	13999.149	$8.94	$119,906.42	$125,152.39
FIDELITY INT GOV INC *	51949.707	$10.29	$525,360.38	$534,562.49
FIDELITY INTER BOND *	78262.11	$10.66	$829,290.01	$834,274.10
FIDELITY INTL GR&INC *	1712.754	$23.92	$36,769.47	$40,969.07
FIDELITY INVST GR BD *	57627.148	$7.55	$437,463.04	$435,084.97

FPL GROUP, INC. - EIN 59-2449419
EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES OF
FLORIDA POWER & LIGHT COMPANY

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

FUND NAME	UNITS/SHARES 12/31/03	PRICE 12/31/03	HISTORICAL COST	MARKET VALUE 12/31/03
FIDELITY JAPAN *	7939.237	$11.54	$83,689.11	$91,618.80
FIDELITY LATIN AMER *	6359.785	$15.22	$88,560.15	$96,795.93
FIDELITY LG-CAP STK *	4071.193	$13.88	$55,363.00	$56,508.15
FIDELITY LOW PR STK *	167544.008	$34.98	$5,041,286.90	$5,860,689.41
FIDELITY MAGELLAN *	391942.679	$97.74	$38,448,929.55	$38,308,477.44
FIDELITY MID-CAP STK *	21672.055	$21.57	$428,421.19	$467,466.22
FIDELITY NEW MKT INC *	80622.285	$13.90	$1,063,354.22	$1,120,649.76
FIDELITY OTC PORT *	911080.756	$32.47	$36,598,189.74	$29,582,792.15
FIDELITY OVERSEAS *	295097.028	$31.43	$9,360,544.85	$9,274,899.58
FIDELITY PAC BASIN *	1609.737	$17.53	$24,608.54	$28,218.69
FIDELITY PURITAN *	21574.57	$18.47	$363,635.47	$398,482.30
FIDELITY RET GOVT MM *	6988804.11	$1.00	$6,988,804.11	$6,988,804.11
FIDELITY SE ASIA *	6407.856	$14.58	$79,110.25	$93,426.54
FIDELITY SH TERM BD *	12089.11	$9.04	$107,791.88	$109,285.55
FIDELITY SM CAP STK *	19641.659	$17.10	$281,843.54	$335,872.37
FIDELITY STK SELECTR *	1056.865	$20.99	$20,094.32	$22,183.60
FIDELITY STRAT INC *	38996.206	$10.50	$390,495.66	$409,460.17
FIDELITY TREND *	836.799	$48.98	$35,356.33	$40,986.42
FIDELITY US BD INDEX *	776841.224	$11.19	$8,431,651.71	$8,692,853.30
FIDELITY UTILITIES *	1844.51	$11.48	$20,791.57	$21,174.98
FIDELITY VALUE *	53678.329	$62.07	$2,962,199.56	$3,331,813.88
FIDELITY WORLDWIDE *	4929.29	$16.37	$73,245.52	$80,692.48
FKLN SMMIDCAP GRTH A	2707.262	$30.22	$78,078.77	$81,813.45
FMA SMALL COMPANY IS	850.129	$21.61	$16,476.25	$18,371.29
FPA CRESCENT	18552.101	$21.79	$363,607.72	$404,250.29
FPL CONS INV STRGY *	183681.81	$20.43	$2,786,309.11	$3,752,619.37
FPL GROUP STK LESOP *	3722168.266	$17.74	$50,229,010.98	$66,031,265.04
FPL GROUP STOCK *	5602153.901	$17.58	$63,233,729.61	$98,485,865.58
FPL MANAGED INCOME *	86368074.78	$1.00	$86,368,074.78	$86,368,074.78
INVESCO CORE EQUITY	2566.001	$11.41	$30,195.50	$29,278.07
INVESCO DYNAMICS	3381.949	$14.74	$51,031.26	$49,849.93
INVESCO SM CO GROWTH	304.41	$11.12	$2,926.94	$3,385.04
JANUS ADV BALANCED I	274.093	$23.59	$5,936.35	$6,465.86
JANUS ADV CAP APPR I	409.946	$21.31	$8,126.89	$8,735.95
JANUS ADV FLEX INC I	1126.471	$12.55	$14,470.99	$14,137.21
JANUS ADV INTL GRTH	394.748	$24.27	$8,215.01	$9,580.54
JANUS ADV MC GRTH I	1342.188	$20.82	$23,792.97	$27,944.35
JANUS ADV WRLDWIDE I	1880.138	$26.39	$48,522.63	$49,616.84
JANUS ADVISER GRTH I	3295.706	$19.80	$57,182.00	$65,254.98
JANUS FLEX INCOME	11887.46	$9.80	$115,777.27	$116,497.11
LONG-TERM STRGY *	815980.148	$26.47	$14,724,521.66	$21,598,994.52
MANAGERS BOND FUND	15279.592	$24.58	$362,985.62	$375,572.37
MANAGERS CAP APPREC	609.383	$25.46	$12,976.36	$15,514.89
MANAGERS SPECIAL EQ	1057.739	$78.49	$68,665.47	$83,021.93
MANAGERS VALUE	3901.61	$26.24	$92,079.75	$102,378.25
MODERATE GRWTH STRGY *	673212.672	$25.53	$11,119,328.98	$17,187,119.52
MSI ACTIVE INTL B	23.906	$9.72	$206.93	$232.37
MSI EMERGING MKTS B	8581.59	$15.36	$100,079.55	$131,813.22
MSI EQUITY GROWTH B	6125.365	$15.55	$93,049.92	$95,249.43
MSI INTL MAGNUM B	419.508	$10.18	$3,544.57	$4,270.59
MSI SM CO GROWTH B	3172.329	$10.44	$29,767.79	$33,119.12
MSI VALUE EQUITY B	18623.067	$9.31	$170,818.94	$173,380.75
MSIFT CP FX INC ADV	2465.9	$11.55	$28,689.61	$28,481.15
MSIFT HIGH YIELD ADV	594.828	$5.42	$3,004.97	$3,223.97
MSIFT MIDCAP GTH ADV	1247.141	$16.87	$20,631.14	$21,039.27
MSIFT VALUE ADVISER	403.982	$15.43	$5,747.82	$6,233.44
MUTUAL DISCOVERY A	5763.71	$20.66	$108,143.66	$119,078.24
MUTUAL SHARES CL A	9460.473	$20.89	$174,271.17	$197,629.28
NB FOCUS TRUST	8102.559	$26.44	$188,443.06	$214,231.66
NB GENESIS TRUST	14016.448	$37.03	$445,519.70	$519,029.07
NB GUARDIAN TRUST	23.686	$11.28	$235.27	$267.18
NB PARTNERS TRUST	16.234	$16.32	$235.90	$264.94
NB SOCIALLY RESP TR	582.685	$13.68	$8,020.94	$7,971.13
PBHG EMERGING GROWTH	47620.143	$13.14	$596,234.50	$625,728.68
PBHG GROWTH FUND	1081.065	$17.81	$19,010.57	$19,253.77
PIMCO CCM CAP AP ADM	3934.641	$15.89	$58,062.97	$62,521.45
PIMCO CCM MID CP ADM	1937.652	$20.10	$36,224.92	$38,946.80
PIMCO GLOBAL BOND AD	17991.75	$10.30	$179,886.54	$185,315.03
PIMCO HIGH YIELD ADM	23942.471	$9.77	$215,979.16	$233,917.94
PIMCO LOW DUR ADM	17632.612	$10.24	$181,258.96	$180,557.95
PIMCO LT US GOVT ADM	49177.841	$10.82	$546,771.66	$532,104.24
PIMCO TOT RETURN ADM	440069.325	$10.71	$4,724,387.59	$4,713,142.47
RHJ MICRO CAP	10211.712	$19.79	$170,473.31	$202,089.78
RS EMERGING GROWTH	3759.794	$28.10	$108,610.11	$105,650.21
RS SMALLER CO GROWTH	5156.592	$20.58	$89,737.63	$106,122.66

FPL GROUP, INC. - EIN 59-2449419
EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES OF
FLORIDA POWER & LIGHT COMPANY

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

FUND NAME	UNITS/SHARES 12/31/03	PRICE 12/31/03	HISTORICAL COST	MARKET VALUE 12/31/03
SCUDDER GLOBAL DISC	2287.695	$28.13	$58,353.99	$64,352.86
SCUDDER GRTH & INC S	22.099	$20.14	$387.41	$445.07
SCUDDER INTL FUND S	1162.252	$38.40	$44,006.63	$44,630.48
SPARTAN 500 INDEX *	9835.975	$76.60	$685,981.81	$753,435.68
SPARTAN INTL INDEX *	3544.624	$27.26	$80,027.67	$96,626.45
SPARTAN US EQ INDEX *	1098338.001	$39.41	$34,657,017.50	$43,285,500.62
SPTN EXTND MKT INDEX *	2642.348	$27.32	$60,012.32	$72,188.95
SPTN TOTAL MKT INDEX *	3581.688	$29.91	$98,062.43	$107,128.28
STRONG ADV COM STK Z	3208.974	$22.15	$68,854.56	$71,078.78
STRONG DISCOVERY	1394.562	$19.73	$23,810.76	$27,514.71
STRONG GOVT SECURITY	17856.388	$10.88	$195,223.23	$194,277.50
STRONG GROWTH FUND	2259.764	$17.19	$35,427.31	$38,845.34
STRONG LG CAP GROWTH	596.109	$20.94	$10,965.33	$12,482.52
STRONG MULTI CAP VAL	80.51	$55.63	$3,544.38	$4,478.78
STRONG OPPORTUNITY	4289.722	$39.45	$143,209.37	$169,229.54
STRONG SHORTTERM BND	10048.909	$8.84	$88,464.38	$88,832.36
STRONG ULTRA SHORT	57.558	$9.30	$537.45	$535.29
TCW GAL AGGR GRTH N	8956.143	$12.00	$94,213.66	$107,473.72
TCW GAL SM CAP GR N	1920.805	$14.67	$24,901.24	$28,178.21
TCW GALILEO SEL EQ N	30861.535	$17.07	$444,777.39	$526,806.41
TEMPLETON DEV MKTS A	559.82	$14.99	$7,056.19	$8,391.70
TEMPLETON FOREIGN A	175507.035	$10.64	$1,689,725.00	$1,867,394.85
TEMPLETON GROWTH A	10315.678	$20.67	$184,327.68	$213,225.07
TEMPLETON WORLD A	804.012	$16.87	$12,078.44	$13,563.68
TMPL FOREIGN SM CO A	6276.669	$18.08	$88,477.57	$113,482.18
TMPL GLOBAL BOND A	9916.102	$10.21	$94,728.68	$101,243.40
TRP EQUITY INCOME	188991.557	$24.16	$4,480,172.11	$4,566,036.02
USAA CORNERSTONE	66.997	$25.47	$1,427.31	$1,706.41
USAA GNMA TRUST	13166.595	$9.95	$133,556.79	$131,007.62
USAA GROWTH FUND	1198.685	$12.32	$13,592.88	$14,767.80
USAA INCOME FUND	4821.297	$12.42	$57,896.79	$59,880.50
USAA INCOME STOCK	2174.602	$15.27	$32,468.52	$33,206.17
LEVERAGED ESOP EMPLOYER SECURITIES*	1,684,199.35	$65.42	$48,841,781.15	$110,180,322.48
PARTICIPANT LOAN BALANCES*(4.0% TO 9.75%; MATURING 2004-2008)			$17,045,833.05	$17,045,833.05
TOTAL ASSESTS HELD FOR INVESTMENT PURPOSES			**$493,737,919.47**	**$623,077,424.05**

* PARTY-IN-INTEREST

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2004

FPL Group Bargaining Unit
Employee Thrift Plan (formerly
known as Employee Thrift and Retirement
Savings Plan for Bargaining Unit Employees
of Florida Power & Light Company)
(Name of Plan)

By: JAMES K. PETERSON
James K. Peterson
Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm